SO
3-22-04

04003766

, VF 3-12-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR - 1 2004
158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J.B. Dahlman (212) 709-9484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Fitzgerald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Advisors, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

KATHLEEN SCHATZ
Notary Public, State of New York
No. 01SC6068634
Qualified in New York County
Commission Expires January 07, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Advisors LLC

Statement of Financial Condition
December 31, 2003

SEC MAIL RECEIVED
MAR - 1 2004
WASH., D.C. 158

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members
of Wall Street Advisors LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisors LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

Wall Street Advisors LLC
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	720,997
Prepaid expenses		27,208
Securities owned, at fair value		11,340
Total assets	$	759,545
Liabilities and Members' Equity		
Liabilities		
Payable to affiliate	$	68,629
Accrued liabilities		30,000
Total liabilities		98,629
Members' equity		660,916
Total liabilities and members' equity	$	759,545

The accompanying notes are an integral part of this statement of financial condition.

Wall Street Advisors LLC
Notes to Statement of Financial Condition
December 31, 2003

1. Organization and Business

Wall Street Advisors LLC (the "Company") is a subsidiary of DST Systems, Inc. On April 28, 2003, DST Systems, Inc. purchased a ninety percent membership interest in the Company, while Wall Street Access, LLC retained a ten percent membership interest. The effect of this purchase transaction has not been pushed down to be reflected in the basis of this financial statement. Currently, there is limited business being conducted by the Company while the infrastructure and business model is being revised. The Company expects to commence operations under the new business model during the 2nd quarter of 2004. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company has filed to change its name to Wall Street Advisor Services, LLC.

During the year, the Company received approval from the NASD to expand the scope of its business. As a result of the expansion, the Company is considered a clearing broker and its minimum net capital requirement increased to $250,000 from $5,000.

2. Summary of Significant Accounting Policies

Securities Transactions
Transactions in securities owned are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

Securities owned are reported in the statement of financial condition at fair value. There is no liquid market for these securities and consequently the estimated value may differ from the value that would have been used had a ready market existed for the investment, and the difference could be material.

4. Related Party Transactions

Payable to affiliates of $68,629 represents amounts due to an affiliated entity for amounts which were paid on behalf of Wall Street Advisors LLC. Certain services related to communications, legal occupancy and other administrative expenses are provided to the Company by affiliated entities.

5. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2003 of $607,948, which exceeded its net capital requirement by $357,948.

As discussed in Note 1 to the financial statements, during the year the Company received approval from the NASD to be a clearing broker. However, the Company has not fully commenced operations as a clearing broker and as such has no customer accounts. Consequently, at December 31, 2003, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.